Exhibit 2.4

PRECISION AEROSPACE & DEFENSE

20900 NE 30th Avenue, 8th Floor

Aventura, FL 33180

July 31, 2025

Mr. David Lawrence

10593 N. Country Road, 800E

Brownsburg, Indiana 46112

Re: Closing date extension under Amended and Restated Merger Agreement and Due Date of the Convertible Promissory Note as Amended on March 27, 2025.

Dear Dave:

In furtherance of our conversation regarding an extension of the due date of the Convertible Promissory Note under the Amended and Restated Merger Agreement dated December 23, 2024 as modified by the extension letter of March 27, 2025, you have agreed to extend the unwind provision and the due date of the Convertible Promissory Note as Amended on March 27, 2025 (the “Note”) to on or before November 30, 2025. (“Extension”).

In consideration of the Extension, Precision Aerospace and Defense Group, Inc. f/k/a Precision Aerospace Group, Inc., (the “Purchaser”), agrees as follows:

1.	The Convertible Promissory Note (“Note”) will be further amended to increase the Note principal to the sum of $23,698.038.00, to reflect the additional paydown of debt by Aerodyn Engineering, LLC (the “Company”) from March 27, 2025.

2.	The Post-Closing Performance Consideration set forth in Section 4.2 of the Amended and Restated Merger Agreement shall be extended for an additional one year by adding the additional calendar year of 2028, and Section 4.2 is amended to read as follows:

Year 5 Post-Closing Payment. For the calendar year ended December 31, 2028 (the “Year 5 Post-Closing Period” and, together with the Year 1 Post-Closing Period, the Year 2 Post- Closing Period, the Year 3 Post-Closing Period, and the Year 4 Post-Closing collectively the “Post-Closing Period” and each, a “Post-Closing Year”): (A) a cash payment equal to (x) fifty percent (50%) of the increase, if any, of Year 5 EBITDA over Year 4 EBITDA, multiplied by (y) by the Earnings Multiplier (the “Year 5 Cash Payment”), payable by wire transfer of immediately available funds to a bank account designated by the Sole Stockholder; and (B) that number of SPAC or IPO shares of Purchaser’s Common Stock determined by dividing (x) the amount of the Year 5 Cash Payment (if any) by (y) the closing price of Purchaser’s Common Stock as of the last trading day of the 2028 calendar year. (the “Year 5 Share Payment”).

3. It is agreed that Section 1 (a) of the Convertible Promissory Note is hereby amended to provide that the principal of the Note as of the date hereof shall be the sum of $23,698,038 “Principal Balance”). The Principal Balance shall be paid 70% in cash (“Cash Payment”) together with interest at the simple rate of 8% per annum on the amount of $11,700,019 from March 27, 2025 and interest from the date hereof at the simple interest rate of 8% per annum on the sum of $16,588,626.00 until paid in full. At the closing of the SPAC merger transaction and/or IPO, whichever occurs, from the Cash Payment of the Principal Balance, the sum of $2,369,833.00 shall be in the form of a promissory note bearing interest at the rate of 8% per annum simple interest to be paid in full one year from the date of closing of the SPAC merger or upon the listing, if an IPO. The balance of the Purchase Price shall be in the common shares of the SPAC or the Purchaser if an IPO based upon the merger price between the Company and the SPAC on the day of the merger closing, or if an IPO on the opening trading price of the common shares of the Company on the day of listing.

4. The accrued interest described in Section 3 above shall be paid on the day the SPAC merger closes or the date that the common shares of the Company are listed.

5. The parties recognize that the Amended and Restated Merger Agreement and the payment of the Convertible Promissory Note contemplates an IPO to fund the capital necessary for the transaction described therein. Notwithstanding, the Company may utilize a SPAC merger as the method of funding its capital.

6. The parties agree that the Performance Bonus for the calendar year 2024 shall be paid simultaneously with the payoff of the Convertible Promissory Note, and the payment of the 2025 Performance Bonus shall be paid within 20 days following presentation of the agreed-upon EBIDTA calculation for the 2025 calendar year by the Company. It is contemplated that the Performance Bonus payments for the years 2026, 2027, and 2028 shall be paid on or before April 30 of the year following the year of calculation.

7. The parties agree that the Company can add back the Seller’s closing expenses in the amount of $116,000.00 to the 2024 EBIDTA for the calculation of the 2024 Performance Bonus.

If you agree with the above, please sign a copy of this letter and return same to me.

Sincerely

Precision Aerospace and Defense Group, Inc.

By	/s/ Maynard J. Hellman
Maynard J. Hellman, Chairman of the Board of Directors

Read and Accepted:

/s/ David Lawrence
David Lawrence